ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

DIRECT FAX: 212-798-6380

ehellige@pryorcashman.com

October 25, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.

File No. 333-272908
Registration Statement on Form S-1

Ladies and Gentlemen:

Confirming my telephone conversation with Mr. Nicholas Nalbantian of the Staff, on behalf of SeqLL Inc. (the “Company”), and with reference to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), the Company hereby withdraws its acceleration request, dated October 20, 2023, in which the Company requested acceleration of the effectiveness of the Registration Statement at 4:00 p.m., Eastern time, on October 24, 2023, or as soon thereafter as practicable.

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige Eric M. Hellige

cc: Mr. Daniel Jones